Exhibit 3.1

AUBURN NATIONAL BANCORPORATION, INC.

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

Auburn National Bancorporation, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.	The name of the Corporation is “Auburn National Bancorporation, Inc.”

2.

The Certificate of Incorporation of the Corporation is hereby amended by amending and restating Section 7.04 thereof, so that as amended and restated, such Section 7.04 shall read in its entirety as follows:

7.04 To the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”), as currently in effect or hereafter amended, no director or officer (as defined in Section 102(b)(7) of the DGCL) shall be held personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except this provision shall not eliminate or limit the liability (i) of a director or officer for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) any transaction from which the director or officer derived an improper personal benefit, (iv) a director for unlawful payment of a dividend or an unlawful stock purchase or redemption under DGCL Section 174 or (v) an officer in any action by or in the right of the Corporation.

If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors or officers, then the liability of a director or officer of the Corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the amended DGCL. No amendment or repeal of this Section 7.04 shall (i) apply to or have any effect on the liability or alleged liability of any director or officer for or with respect to any acts or omissions of such director or officer occurring prior to the effective time of such amendment or repeal, or (ii) adversely affect any right or protection of a director or officer of the Corporation existing hereunder in respect of any act or omission occurring prior to the effective time of such amendment or repeal. Solely for purposes of this Section 7.04, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as it presently exists or may be amended and in effect from time to time.

In the event that any of the provisions of this Section 7.04 (including any provision within a single sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

3.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Executed as of July 1, 2025 by the undersigned duly authorized officer of the Corporation.

By:	/s/ David A. Hedges
Name: David A. Hedges
Title: President and Chief Executive Officer